Exhihbit 99.1

Flora Growth Completes Acquisition of Category Leading Wellness Brand JustCBD; Enhances U.S. Infrastructure and CPG Portfolio

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JustCBD is an established CPG brand with a portfolio of over 300 products and a seamless omnichannel approach that includes a direct-to-consumer business with over 300,000 customers and a network of over 14,000 stores across the United States and internationally.

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JustCBD generated audited revenues of US$28 million and EBITDA of US$7 million in fiscal year 2020 across multiple categories, including gummies, tinctures, vape cartridges, creams, pet wellness, among others, all of which we believe to have meaningful long-term growth potential.

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The acquisition should enhance Flora’s infrastructure in the United States with JustCBD’s widespread distribution across mainstream U.S. channels and its production facility in Fort Lauderdale, Florida.

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Flora will hold a webinar with JustCBD CEO Hussein Rakine, Flora’s CEO Luis Merchan and Chief Strategy Officer James Choe on March 2nd at 1 pm ET where they will outline the accretive nature of the acquisition. Register here.

MIAMI, FLORIDA AND TORONTO, ONTARIO – February 28, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator and manufacturer of global cannabis products and brands, announced today that it has acquired 100% of the equity interests in each of Just Brands LLC (“Just Brands”) and High Roller Private Label LLC (“High Roller”) for cash consideration of US $16.0 million and 9.5 million privately issued Flora common shares, subject to certain potential future adjustments. Just Brands and High Roller are the owners of the JustCBD brand and associated operations (collectively “JustCBD”).

Acquisition Highlights
●	Expected to Accelerate Top and Bottom-line Growth: Flora expects JustCBD’s financial performance to immediately contribute to Flora’s 2022 revenues and earnings.
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Anticipated Creation of Major U.S. Distribution Synergies: Flora intends to leverage synergies between its existing brand portfolio, including Vessel, Tonino Lamborghini, and Mind Naturals, with JustCBD’s extensive U.S. distribution network to further amplify revenue growth for these brands.

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Expected to Provide Global Expansion Opportunities: To date, the majority of JustCBD’s sales have been derived from the U.S. wellness market, where it has developed into a prominent and highly sought-after brand. With the support of Flora’s strong balance sheet, we believe JustCBD is now positioned to expand into international markets where CBD products are permissible, including Germany, Mexico, and Colombia.

●	Increases Customer Database: JustCBD’s database of over 300,000 customers increases Flora’s existing customer base to over 500,000 customers.
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Adds Exceptional Human Capital: Members of the JustCBD operations team are expected to join the Flora team as integral leaders of Flora’s U.S. expansion strategy. This includes JustCBD’s CEO Hussein Rakine, who was named to Forbes’ 2022 list of 30 Under 30 list for retail and ecommerce.

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Potential for Long-term Supply Chain Efficiencies: Flora will explore integrating its supply chain by utilizing the CBD oils and isolates from its Cosechemos cultivation with JustCBD products to leverage its owned, cost-advantaged cultivation to drive lower cost of goods.

“We are thrilled to announce this news today and welcome the JustCBD team to Flora. To build such a recognizable brand in this noisy, rapid-growth market is a testament to everyone at JustCBD,” said Luis Merchan, CEO of Flora. “This acquisition continues to strengthen Flora’s foothold in the U.S. wellness market as well as providing meaningful growth acceleration and delivering human capital to the Flora organization. Additionally, there is incredible opportunity to leverage our economically-advantaged cultivation to support the expansion of the JustCBD brand in the global market.”

For additional information on the terms of the transaction and for a copy of the acquisition agreement, please refer to the Report on Form 6-K filed on February 28, 2022 by Flora with the U.S Securities and Exchange Commission.

About the JustCBD Operations

Founded in 2017, JustCBD has quickly grown to be a market leader in the consumable cannabinoid market. The JustCBD operations consist of a manufacturing facility and distribution center located in Fort Lauderdale, Florida. The products under the brand portfolio include assorted gummies, tinctures, vape cartridges, creams, among many others. As part of its commitment to product quality, JustCBD also offers third-party testing for all products on its website and offers consumers a 30-day satisfaction guarantee.

“Our team is incredibly excited to join Flora and rapidly expand JustCBD’s presence in new markets with new growth capital and an established international presence,” said Hussein Rakine, CEO of JustCBD. “Since the beginning, we have worked hard to build JustCBD into a prominent wellness brand in a hyper-growth space by delivering consistent experiences that have resulted in our loyal customer base.  By combining our product portfolio with Flora’s, we believe we have an industry leading wellness offering that will thrill our existing customers and attract new ones as we reach new markets.”

Roth Capital Partners served as the exclusive financial advisor to Just Brands in connection with the transaction.

About the Flora / JustCBD Webinar

Flora will hold a webinar with JustCBD CEO Hussein Rakine, Flora’s CEO Luis Merchan and Chief Strategy Officer James Choe on March 2nd at 1 pm ET where they will outline the accretive nature of the acquisition. Register here.

About Flora Growth Corp.
Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands that is designed to deliver one of the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. Visit www.floragrowth.com or follow @floragrowthcorp on social [media] for more information.

Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.com

Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance, including: the size of markets for cannabis and cannabis products; the expected and anticipated benefits with respect to Flora’s acquisition of JustCBD, the collaboration with third parties; and our business prospects and opportunities.  You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this document and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.

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